Andrews Kurth LLP
                             600 Travis, Suite 4200
                              Houston, Texas 77002

October 11, 2005

VIA FEDERAL EXPRESS AND
EDGAR TRANSMISSION

Abby Adams
Special Counsel, Office of Mergers and Acquisitions
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C.20549-0303

Re:      Motient Corporation
         Schedule TO filed September 27, 2005
         Schedule TO-I/A filed October 4, 2005
         SEC File No. 5-42503

Dear Ms. Adams:

We are in receipt of your letter dated October 7, 2005 expressing the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") regarding the above referenced filing (the "Schedule TO") of Motient Corporation (the "Company") as filed September 27, 2005, and amended October 4, 2005. On behalf of the Company, we hereby set forth the following information in response to the comments contained in the Staff's October 7, 2005 letter. We have set forth below in bold and italics the comments made by the Staff. Following each comment is a response and/or summary of the action taken by the Company in response. Amendment No. 2 ("Amendment No. 2") to the Schedule TO, which is being transmitted concurrently herewith, reflects revisions incorporating the Company's responses to the Staff's comments.

Offer to Exchange
-----------------
Cover Page
----------

     1.  Revise the first paragraph to describe the "defect listed above."

We refer the Staff to Amendment No. 2 in which the Company has revised the disclosure on the cover page of the Company Notice included as Exhibit (a)(1)(A) to Amendment No. 2 (the "Company Notice") to comply with the Staff's comment.

Page iii
--------

     2. You state that shareholders should not assume that the information disclosed in this document or incorporated into this document "is correct as of any time subsequent to their respective dates, or . . . that there has been no change in the information set forth therein or incorporated therein by reference . . . ." This disclosure is inconsistent with your obligation under Rules 13e-4(d)(2) to amend the document to reflect a material change in the information previously disclosed. Please advise.

In response to the Staff's comment, the Company has deleted the referenced disclosure on page iv to the Company Notice and has added disclosure on page iv to the Company Notice to include disclosure regarding the Company's obligation to amend the Company Notice to reflect a material change in the information previously disclosed.

Available Information
---------------------

     3.   Please note that the Commission moved to 100 F Street, NE, Washington
          DC.

In response to the Staff's comment, the Company has revised its disclosure on page iii to the Company Notice to correct the Commission's address.

     4. We note that you incorporate by reference the financial information required by Item 1010(a) of Regulation M-A into the Schedule and the disclosure document. It does not appear that you have incorporated all the information required by 1010(a), such as the ratio or earnings to fixed charges and the book value per share. Furthermore, Item 1010(c) of Regulation M-A requires that at least a summary of that information be disseminated to option holders. See Instruction 6 to Item 10 of Schedule TO and Regulation M-A telephone interpretation H.7 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. It appears that you have not provided the required financial information. Please revise to include at least the summary financial information required by Item 1010(c), and advise us how you intend to disseminate the information.

In response to the Staff's comment, the Company has included summary financial information beginning on page 29 of the Company Notice. The Company advises the Staff that it will send the Company Notice to each holder of record of its Series A Cumulative Convertible Preferred Stock (the "Series A Preferred") via first class mail.

     5. Schedule TO does not specifically allow you to forward incorporate disclosure in subsequently filed documents. In fact, doing so is inconsistent with the requirements of General Instruction F of Schedule TO and your obligation under Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise.

In response to the Staff's comment, the Company has revised the Company Notice to delete the disclosure regarding incorporation of subsequently filed documents.

Cautionary Note Regarding Forward-Looking Statements, page iv
-------------------------------------------------------------

     6. The Private Securities Litigation Reform Act does not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please eliminate any reference to the safe harbor and the Act. See also Q&A No. 2 in
         Section I.M. of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations, which is available on our website of www.sec.gov. In addition, revise this section to clarify your duty to update the document to reflect material changes in the information previously disclosed.

In response to the Staff's comment, the Company has revised its disclosure on page iv of the Company Notice to delete references to the safe harbor and the Securities Exchange Act of 1934. The Company has also revised page iv of the Company Notice to clarify the disclosure regarding the Company's duty to update the Company Notice to reflect material changes in the information previously disclosed.

Questions and Answers About the Exchange Offer, page 1
------------------------------------------------------

     7. We note the reference on page 1 to the fact that tendering security holders must tender of a release and must consent to a change in the registration rights agreement and the escrow agreement with respect to the Series A Preferred stock. Revise the first page of the Q&A section and the first page of the document to highlight these requirements. Highlight the legal significance of the release and the changes to the registration rights agreement. Clarify what effect withdrawing tendered shares would have on the release and consents.

In response to the Staff's comment, the Company has revised its disclosure on the cover page and pages 1, 2, 4 and 15 of the Company Notice to highlight the requirement that holders of Series A Preferred tendering their shares in the exchange must tender a release and consent to amendments to the Registration Rights Agreement and Escrow Agreement. The Company has also included additional disclosure on the cover page and pages 4 and 15 of the Company Notice to highlight the legal significance of the release and the amendments to the Registration Rights Agreement and Escrow Agreement. The Company has included additional disclosure on page 7 of the Company Notice to clarify the effect of withdrawing tendered shares on the release and the consents.

     8. Revise the Q&A on page 1 to highlight, and another appropriate portion of the document to clarify whether Motient believes the Series A Preferred stock is valid. Clarify why the "confusion with respect to the voting rights, . . . could adversely affect the validity of the Series A Preferred or prevent the Company from obtaining accounting consents required to register the common stock underlying the Series A Preferred" as noted on page 1.

In response to the Staff's comment, the Company has included disclosure on pages 4 and 12 of the Company Notice to clarify the Company's belief regarding the validity of the Series A Preferred. The Company has also added additional disclosure on pages 3, 4 and 16 to the Company Notice to clarify why the confusion with respect to the voting rights and question as to the validity of the Series A Preferred might prevent the Company from obtaining accounting consents necessary to register the common stock issuable upon conversion of the Series A Preferred.

     9. Revise the Q&A to highlight the risk discussed on page 12 that the Series A preferred "could be found to be void."

In response to the Staff's comment, the Company has included disclosure on page 4 of the Company Notice to discuss the risk that the Series A Preferred could be found to be void.

     10. Revise the Q&A on pages 4-5 to clarify that all conditions of the offer must be satisfied or waived prior to expiration of the offer, rather than prior to your acceptance of tendered securities the day after the offer has expired.

In response to the Staff's comment, the Company has revised its disclosure on page 7 of the Company Notice to clarify that all conditions of the offer must be satisfied or waived prior to the expiration of the offer.

     11. Refer to the penultimate Q&A on page 5. Revise to disclose the reasons why the board makes no recommendation with respect to whether Series A Preferred holders should tender into the offer. See Rule 14e-2.

In response to the Staff's comment, the Company has revised its disclosure on page 9 to disclose why the Company's Board of Directors makes no recommendation with respect to whether Series A Preferred holders should tender their shares in the offer.

Litigation Challenging the Validity of the Series A Preferred, page 9
---------------------------------------------------------------------

     12. Provide us copies of the compliant, answer, and other material pleadings in the litigation referenced here.

The Company will supplementally provide the Staff with the requested pleadings as well as the material pleadings for the recently filed litigation challenging the offer that is disclosed on page 13 to the Company Notice.

Summary-The Exchange Offer, page 10
-----------------------------------

     13. It is unclear why your summary appears on page 10. In future filings, be certain your summary term sheet begins on page 1 of the document and summarizes all of the most material terms of the transaction. In this regard, it appears that you should revise the Q&A or the cover page to highlight the minimum condition and the fact that the Series A and Series B voting rights differ in the number of directors they would be able to elect (two directors for Series A versus a majority of directors for Series B).

In response to the Staff's comment, the Company has moved the summary term sheet to appear as page 1 to the Company Notice and has revised pages 1 and 7 to the Company Notice to highlight the minimum condition and page 5 to the Company Notice to indicate that the Series A Preferred and Series B Preferred voting rights differ in the number of directors they would be able to elect.

Other Matters Regarding Tendering Outstanding Shares, page 17
-------------------------------------------------------------

14. Revise the disclosure here and in the letter of transmittal to clarify that a tendering security holder does not release the company from liability under the federal securities laws. See Exchange Act Section 29(a).

In response to the Staff's comment, the Company has revised its disclosure on pages 15 and 20 of the Company Notice and in the Letter of Transmittal to clarify that a tendering holder of Series A Preferred does not release the Company from liability under the federal securities laws.

Acceptance of Shares of Series A Preferred for Exchange, page 18
----------------------------------------------------------------

     15. You state, "Motient may, at its option, elect to accept shares of Series A Preferred for exchange prior to the Expiration Date, provided that such shares of Series A Preferred have been validly tendered and no withdrawal rights then exist for such shares of Series A Preferred." As you must provide withdrawal rights during the entire term of the offer, and a subsequent offering period is not available to you, you cannot accept any shares prior to the expiration date. Revise this sentence and the following sentence of the first paragraph in this section to clarity.

In response to the Staff's comment, the Company has revised its disclosure on page 21 of the Company Notice to clarify that the Company cannot accept any shares of Series A Preferred for exchange prior to the expiration date.

Conditions of the Exchange Offer, page 19
-----------------------------------------

     16. The second paragraph of this section, which introduces the numbered conditions, does not appear to be consistent with the disclosure in each of the conditions. For example, it appears that you state that the conditions will be satisfied unless a majority of Series A Preferred shares shall have tendered, etc. Please clarify.

In response to the Staff's comment, the Company has revised its disclosure on page 23 of the Company Notice to clarify the conditions to the offer.

     17. If you waive the minimum tender condition, it appears that there would be a material change in the offer.

The Company informs the Staff that it agrees that if it waives the minimum tender condition there would be a material change in the offer.

     18. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the director or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, please revise the following conditions:

          o Revise condition (v)(b) to clarify what you mean by "any significant change" in the trading price of your common stock.

          o Revise condition (v)(d) to clarify "any limitation ... that ... might affect the extension of credit by banks or other lending institutions."

In response to the Staff's comment, the Company has deleted both of the noted conditions.

     19. Refer to paragraphs (ii)-(iv) and (v)(d). We note that you may determine in your "sole judgment" whether certain offer conditions have occurred or are satisfied. In the absence of any objective criteria, such as a standard of reasonableness, satisfaction of the offer conditions in the sole discretion of the bidder is the equivalent of a waiver of the offer condition. When a bidder waives a material offer condition, the offer must remain open for at least five business days from the date notice of the waiver is provided to security holders. Please revise the conditions to include an objective standard for the determination of whether a condition has been satisfied.

In response to the Staff's comment, the Company has revised its disclosure on page 23 of the Company Notice to include an objective standard for the referenced conditions.

     20. Refer to the disclosure in condition (v)(f), which relates to the company's determination whether the triggering of a condition "makes it inadvisable" to proceed with the offer. Please note that, when a condition is triggered and the company decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please confirm your understanding on a supplemental basis.

The Company confirms to the Staff that it will not rely on the language in the referenced condition to waive a condition of the offer by failing to assert it.

Exchange Agent, page 20
-----------------------

     21. We note you will pay the exchange agent "customary fees for its services." We note your reliance on Section 3(a)(9) to issue the Series B Preferred without registration. Revise to summarize the terms of your agreement with the exchange agent, including a summary of the terms of the consideration to be received by the exchange agent.

In response to the Staff's comment, the Company has revised its disclosure on page 23 of the Company Notice to summarize the terms of its agreement with Computershare, the exchange agent in the offering.

Fees and Expenses, page 20
--------------------------

     22. Revise to provide a breakdown showing the sources of the $100,000 in total fees and expense of this exchange offer.

In response to the Staff's comment, the Company has revised page 24 to the Company Notice to note the sources of the $100,000 in fees and expenses.

Material United States Federal Income Tax Considerations, page 25
-----------------------------------------------------------------

     23. You are required to summarize the material tax consequences of the transaction. Revise the introduction to eliminate the qualifiers such as the description of this disclosure as a "general discussion," the qualifier "in general" and the "General" heading on page 26. Also revise to confirm that you have disclosed all material federal tax consequences and clarify the second sentence of this section accordingly.

In response to the Staff's comment, the Company has revised pages 28 and 29 to the Company Notice to eliminate the noted qualifiers and headings. The Company has also revised its disclosure to confirm that it has disclosed all material federal tax consequences.

Letter of Transmittal
---------------------

         24. In paragraph 5 of the letter beginning "Ladies and Gentlemen," you state, "If Motient makes a material change in the terms of the Exchange Offer or the information concerning the Exchange Offer in a manner determined by Motient, in its sole discretion, to constitute a material adverse change to the Holders of shares of Series A Preferred, Motient will disseminate additional material in respect of the Exchange Offer and will extend the Exchange offer to the extent required by law." This disclosure is inconsistent with your duty to disseminate notices of any material change (positive or negative) pursuant to Rules 13e-4(c)(3),
              (d)(2) and (e)(3), as noted above. Revise the letter of transmittal accordingly.

In response to the Staff's comment, the Company has revised the Letter of Transmittal to clarify its duty to disseminate notices of any material change to the terms of the offer to holders of Series A Preferred.

At the Staff's request, the Company hereby acknowledges that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     o Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

     o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer any further questions or comments to the undersigned at (713) 220-4323, or in my absence, to Ted Gilman at (512) 320-9266.

Very truly yours,




W. Mark Young






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